Filed by Enterprise Products Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Enterprise GP Holdings L.P.
Commission File No.: 333-169437
Enterprise Products Partners L.P. is filing an investor presentation that discloses a variety of financial, operating and general information regarding the company. In addition, this material contains references to the proposed merger with Enterprise GP Holdings L.P. The presentation will be posted on our website, www.epplp.com.

Bank of America / Merrill Lynch Global Energy Conference November 12, 2010 W. Randall Fowler EVP & CFO www.epplp.com

This presentation contains forward-looking statements and information based on the belief of Enterprise Products Partners L.P. ("Enterprise" or "EPD") and those of its general partner, as well as assumptions made by and information currently available to them. When used in this presentation, words such as "anticipate," "project," "expect," "plan," "seek," "goal," "estimate," "forecast," "intend," "could," "should," "will," "believe," "may," "potential," and similar expressions and statements regarding the plans and objectives of Enterprise for future operations, are intended to identify forward-looking statements. Although Enterprise and its general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither it nor its general partner can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those Enterprise anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Enterprise's results of operations and financial condition are: Fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces; A reduction in demand for its products by the petrochemical, refining or heating industries; The effects of its debt level on its future financial and operating flexibility; A decline in the volumes of energy commodities delivered by its facilities; The failure of its credit risk management efforts to adequately protect it against customer non-payment; Actual construction and development costs could exceed forecasted amounts; The proposed merger with Enterprise GP Holdings L.P. ("EPE") may not be completed prior to the December 31, 2010 outside termination date, due to failure to obtain the required approvals by EPE unitholders and regulatory agencies, and the possibility that the anticipated benefits of the merger cannot be fully realized; Operating cash flows from our capital projects may not be immediate; National, international, regional and local economic, competitive and regulatory conditions; Terrorist attacks aimed at its facilities; and The failure to successfully integrate its operations with assets or companies, if any, that it may acquire in the future. The foregoing discussion of important factors may not be all-inclusive and Enterprise provides additional cautionary discussion of risks and uncertainties under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in its recent filings with the U.S. Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. All forward-looking statements attributable to Enterprise or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained herein, in such filings and in its future periodic reports filed with the U.S. Securities and Exchange Commission. Enterprise has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward Looking Statements

Investor Notice In connection with the proposed merger, EPD has filed a registration statement on Form S-4 (Registration No. 333-169437), which includes a prospectus of EPD and proxy statement of EPE and other materials, with the Securities and Exchange Commission ("SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EPD, EPE AND THE PROPOSED MERGER. A definitive proxy statement / prospectus was mailed on or about October 22, 2010 to security holders of EPE seeking their approval of the proposed merger. Investors and security holders may obtain a free copy of the proxy statement / prospectus and other documents containing information about EPE, without charge, at the SEC's website at www.sec.gov. EPD, EPE and their respective general partners, and the directors and certain of the executive officers of the respective general partners, may be deemed to be participants in the solicitation of proxies from the unitholders of EPE in connection with the proposed merger. Information about the directors and executive officers of the respective general partners of EPD and EPE is set forth in the proxy statement / prospectus, each partnership's Annual Report on Form 10- K for the year ended December 31, 2009, which were each filed with the SEC on March 1, 2010, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the source listed above.

Overview Largest publicly traded energy partnership in U.S. with a current enterprise value of approximately $41 billion Diversified, integrated midstream energy system serving producers and consumers of natural gas, NGLs, crude oil, petrochemicals and refined products Accesses some of the most prolific natural gas, NGL and crude oil supply basins in the U.S. including non-conventional and shale plays Handles natural gas volumes equal to almost 20% of total U.S. demand Serves all U.S. ethylene steam crackers (largest NGL market) Large asset footprint generates numerous organic growth opportunities Delivered record operating performance in each of the last 4 years Announced merger with Enterprise GP Holdings L.P. to lower long- term cost of capital and simplify partnership structure

Leading Business Positions Across Midstream Energy Value Chain NGL Fractionation Storage Gas Processing Natural Gas Pipelines Storage Crude Oil Pipelines Crude Oil Refining Refined Products Pipelines Mixed NGLs Pipelines NGL Pipelines Iso-Butane Butane Propane Ethane Nat. Gasoline Natural Gas Natural Gas Pipelines Natural Gas Mixed NGLs Storage Storage Natural Gas Pipelines Midstream Energy Services Earn fees at every link of the value chain Barges Barges Trucks Crude Oil

49,100 miles of natural gas, NGL, crude oil, refined products and petrochemical pipelines 195 MMBbls of NGL, refined products and crude oil & 27 Bcf of natural gas storage capacity 25 natural gas processing plants 18 fractionation facilities 6 offshore hub platforms NGL import / export terminals Butane isomerization complex; Octane enhancement facility Major Asset Overview EPD Portfolio of Integrated Assets

Onshore Gas Onshore Crude Offshore Petchem NGL P/L 0.15 0.04 0.1 0.17 0.54 4% 10% 17% 54% 15% Geographic and Business Diversification Provide Multiple Earnings Streams $3.3 Billion Gross Operating Margin LTM Ended Sept. 30, 2010 Approx. 70% Fee Based NGL Pipelines & Services (54%) Natural gas processing & related NGL marketing activities NGL fractionation plants NGL import / export terminals NGL pipelines and storage Onshore Natural Gas Pipelines & Services (15%) Natural gas pipelines & related marketing Natural gas storage facilities Petrochemical and Refined Products & Services (17%) Refined products and petrochemical pipelines Butane isomerization facilities Propylene fractionation facilities Octane enhancement facility Marine terminals & transportation Onshore Crude Oil Pipelines & Services (4%) Crude oil pipelines, storage terminals & related marketing Offshore Pipelines & Services (10%) Natural gas pipelines Crude oil pipelines Platform services

Record Operating Performance(1)... 2005 2006 2007 2008 2009 9 Mos 2010 NGL, Crude Oil & PetChem P/L Volumes 1669 3406 3574 3704 3990 4036 NGL, Crude Oil, Petrochemical & Refined Products Pipeline Volumes 2005 2006 2007 2008 2009 9 Mos 2010 NGL, Propylene & Butane Frac 428 461 563 585 626 638 NGL / Propylene Fractionation & Butane Isomerization Volumes 2005 2006 2007 2008 2009 9 Mos 2010 NGL, Propylene & Butane Frac 68 63 88 108 117 123 Equity NGL Production (1) Recast to include TEPPCO for all periods prior to the merger, which was completed on October 26, 2009. 2005 2006 2007 2008 2009 9 Mos 2010 Onshore NatGas P/L Volumes 5.9 7.9 8.5 9.6 10.5 11.4 Offshore 1.8 1.5 1.6 1.4 1.4 1.3 Onshore & Offshore Natural Gas Pipeline Volumes 9.4 10.1 Offshore Onshore 11.0 11.9 12.7

....Drives Strong Financial Results 2005 2006 2007 2008 2009 9 Mos 2010 Adjusted EBITDA 1.1 1.7 2 2.5 2.7 2.4 Adjusted EBITDA(2) 2005 2006 2007 2008 2009 9 Mos 2010 DCF 0.9 1 1 1.4 1.6 1.7 Distributable Cash Flow 2005 2006 2007 2008 2009 2010 Capital Investment Growth 1.2 2 2.8 3.1 1.7 3.2 Capital Investments(1)(2) Projected 2004 2005 2006 2007 2008 2009 2010 Gross Op Margin 1.54 1.7 1.83 1.95 2.08 2.195 2.32 Distributions Declared Recommended 2005 2006 2007 2008 2009 9 Mos 2010 Retained DCF / Coverage 168 98 26 314 264 388 Retained DCF / Coverage 1.1x 1.0x 1.3x 1.2x 1.4x (1) Represents cash used in investing activities as presented on our Statements of Consolidated Cash Flows before changes in restricted cash. (2) Recast to include TEPPCO for all periods prior to the merger, which was completed on October 26, 2009. 2005 2006 2007 2008 2009 9 Mos 2010 Gross Op Margin 1.13 1.8 2 2.6 2.8 2.4 Gross Operating Margin(2) 1.3x 1.2x

Major Growth Projects... $2.6 Billion Completed through 3Q 2010 ....approximately $5.0 Billion in construction projects

Visibility to EPD Growth Haynesville Shale Acquisition of M2 Midstream assets in May 2010; provides platform for growth in gathering and treating services Haynesville Extension pipeline on schedule for September 2011 in service Haynesville Extension is catalyst for new contracts to serve industrial markets in South Louisiana; superior delivery points for producers Eagle Ford Shale Build / expand rich and lean natural gas, crude oil and condensate pipelines, natural gas processing plants and NGL fractionators Announced acreage dedication agreements with four producers to provide total midstream services Expand Wilson natural gas storage facility Petrochemical preference for NGLs vs. Crude Oil derivatives Build infrastructure and supply NGLs to support modifications to ethylene steam crackers by petrochemical industry to consume more ethane and propane

Haynesville / Bossier Shale

Haynesville Shale Extension of Acadian Gas Pipeline Industry sources estimate potential to cover 2 million acres Current production approx. 4.0 Bcf/d 200 Tcf of reserves 161 rigs working Initial production rates high as 30 MMcf/d Haynesville Extension pipeline project 270-mile, 42" / 36" pipeline with approximately 1.8 Bcf/d of capacity; can be expanded to 2.1 Bcf/d Total cost approximately $1.56 billion Provides access to industrial and utility markets on Acadian System, Henry Hub and 9 interstate pipelines, including FGT and Sonat To date, have executed long-term agreements for ~1.6 Bcf/d of firm capacity Expected in service September 2011 Owned 66% / 34% by DEP and EPD Acadian TETCO FGT TGC ANR Transco Cypress Tennessee Texas Gas Columbia Gulf Sonat Pipeline Interconnects Source: PIRA

Haynesville Shale
EPD's $1.2B M2 Midstream Acquisition


Arkansas
Acadian Haynesville Extension
Enterprise Natural Gas Pipelines
M2 Stateline
M2 Fairplay
Travis Peak / Cotton Valley
Haynesville / Bossier
Mississippi
Texas
Louisiana
Indian Springs
Big Thicket
Blue Water
Sea Robin
Neptune
Calumet
Burns Point
N. Terrebone

- Transaction Overview
  - Closed effective May 1, 2010
  - Immediately provides EPD with an excellent footprint from which to grow a natural gas gathering business in core area of Haynesville / Bossier shale play
  - Provides capital and operating efficiencies for additional gathering systems in development
  - Synergies with Haynesville Extension
- State Line System
  - Provides significant position in core area of Haynesville / Bossier play in LA and TX
  - 138 miles of pipe; 400 MMcf/d capacity
  - Provides CO_2 & H_2S treating services
  - Completed expansion to 700 MMcf/d - June 2010
  - Planned interconnect with Haynesville Extension in 3Q 2011 will allow additional expansion to 1.2 Bcf/d for approximately $26 million
- Fairplay System
  - Provides access to Cotton Valley production and Haynesville / Bossier shale acreage in TX
  - Plan to interconnect with Enterprise Texas natural gas pipeline
  - Provides potential NGL volume growth for EPD's Mont Belvieu complex
  - 249 miles of pipe; 285 MMcf/d system capacity
  - 30 different producers on system

© All rights reserved. Enterprise Products Partners L.P.

14

Eagle Ford Shale

Eagle Ford Shale Overview The Eagle Ford has a broad range of potential at depths ranging from 4,000-14,000 feet Rich gas / lean gas Gas condensate Crude oil Potential resource: 60 Tcf gas; 12.0 BBbls of crude / condensate; 5.0 BBbls of NGLs Producers ramping up rigs in 2010: 108 rigs now drilling in Eagle Ford Shale play 175 producing wells drilled with another 150+ in various stages of drilling and completion Current Eagle Ford production approximately 400 MMcf/d; crude / condensate approximately 40 MBPD GPM range 0.1-9.0, Btu from 980 to 1,300 and crude gravity range 40°-70° More than 5.2 million acres currently under lease Sources: Rigdata and producer estimates The Eagle Ford Shale derives its name from the old community of Eagle Ford, now a neighborhood in West Dallas, Texas, where outcrops of the formation were first observed. Source: Wikipedia

Eagle Ford Shale EPD Growth Plans Focus on Eagle Ford areas with crude oil / condensate with associated NGL-rich natural gas production Maximize utilization of existing system supported by small incremental expansions Execute long-term, firm contracts and acreage dedications to support major expansions To date, have executed agreements with a combination of acreage dedications and throughput commitments to support announced expansions of more than 1.0 Bcf/d Announced major expansions supported by long-term producer agreements (4 agreements announced to date) 140-mile crude oil pipeline and associated storage to facilitate deliveries to Cushing and Houston markets 168-mile rich natural gas mainline 600-900 MMcf/d natural gas processing plant 64-mile residue natural gas pipeline from processing plant to Wilson storage facility and downstream 3rd party pipelines 5 Bcf expansion of Wilson natural gas storage facility 127-mile NGL pipeline from processing plant to Mont Belvieu, expandable up to 120 MBPD 75 MBPD NGL Fractionator V at Mont Belvieu

Eagle Ford Shale Expansion Projects

NGL Demand Growth by Petrochemical Industry

Shale Plays Drive Natural Gas Production Growth Resulting in lower natural gas prices relative to crude oil NGLs extracted from natural gas processing plants are very cost competitive compared to more costly crude oil derivatives Non-conventional / shale plays have driven significant growth in U.S. natural gas reserves and production While demand has remained relatively flat Sources: EIA

U.S. Crackers Very Competitive Globally Due to Significant Feedstock Cost Advantage Ethane has consistently become the most profitable feedstock for ethylene steam crackers versus more expensive crude oil derivatives Indicative U.S. Ethylene Cracker Profit Margin by Feedstock Making U.S. ethylene crackers among the most competitive in the world Sources: Enterprise and CMAI

U.S. Domestic Demand and Exports of Ethylene and Ethylene Derivatives Ethylene and Ethylene Derivatives Ethylene and Ethylene Derivatives Current ethane demand of 941 MBPD is being supplied by approximately 840 MBPD from gas processing plants, 45 MBPD from refinery production and 55 MBPD from inventory Given expected growth of U.S. NGL supplies and NGL cost advantage versus crude oil derivatives, there is potential for another 100 MBPD of cracker modifications Ethylene crackers have been operating in the low to mid-90% range in the second half of 2010 due to strong domestic demand and the competitive export position for ethylene derivatives US domestic ethylene demand for full year is up an estimated 5.1% over 2009 demand US ethylene equivalent exports for 1H 2010 are up 6.1% over 1H 2009 exports 2003 2004 2005 2006 2007 2008 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 10/10/2010 Ethane 688 776 712 745 767 716 680 835 803 880 880 838 931 941 Propane 298 368 351 374 374 312 245 335 377 359 332 369 372 309 Ethane demand: 5 year average ~748 MBPD Sources: CMAI and Hodson Ethane demand for 3Q10 increased 24% compared to 5-year average

Merger Between Enterprise Products Partners L.P. (EPD) & Enterprise GP Holdings L.P. (EPE)

EPD / EPE Merger Transaction Summary Enterprise Products Partners L.P. (NYSE: EPD) and Enterprise GP Holdings L.P. (NYSE: EPE) have agreed to merge. EPD will acquire all outstanding EPE units through a unit-for- unit exchange whereby EPE unitholders would receive 1.5 EPD units for each EPE unit Transaction value: approximately $9.1 billion Cancels EPD GP's incentive distribution rights, 2% GP partner interest and approximately 21.6 million EPD units owned by EPE 39.0 million ETE units owned by EPE are retained by EPD EPD to refinance approximately $1.1 billion of EPE debt on a long-term basis Represents an approximate 16% premium to EPE's closing price on September 3, 2010 Represents a substantial increase in distributions to EPE unitholders, approximately 54% based on EPD and EPE's respective cash distributions paid in August 2010 An affiliate of privately-held Enterprise Products Company ("EPCO") will waive distributions on certain EPD common units for five years following the merger totaling over $275 million of waived distributions based on August 2010 distribution rate EPE unitholder meeting set for November 22, 2010 to approve the merger Certain affiliates of EPCO that own approximately 76% of total EPE units outstanding have executed a support agreement to vote in favor of the merger EPD has stated its intent to recommend an increase in the quarterly distribution rate to $0.59 per unit for the distributions with respect to the 4th quarter of 2010

Strategic Rationale and Benefits to EPD Lowers EPD's long-term cost of capital by permanently cancelling EPD GP's incentive distribution rights Enhances cash accretion from investments in organic growth projects and acquisitions Allows EPD to maintain its competitive position when pursuing growth opportunities Reduces complexity of partnership structure Enhances transparency for debt and equity investors Unit-for-unit exchange finances approximately 88% of $9.1 billion purchase price with EPD equity Annual synergies of approximately $6 million primarily from eliminating public company expenses associated with EPE Lower Cost of Capital Simplifies Structure Maintains Flexibility Cost Savings

EPD Financial Snapshot (1) Debt in this calculation has been adjusted to reflect the average 50% equity credit that the rating agencies ascribe to the Junior Subordinated Debt. (2) Assumes first call date for the Junior Subordinated Debt. (3) Includes unrestricted cash and available capacity under EPD's bank credit facilities, and $860 million of available capacity under DEP's $1.25 billion credit facilities.

Balance Distribution Growth with Retaining DCF for Financial Flexibility LP Distributions GP Distributions Retained DCF East 6871 981 1552 1999 - 3Q 2010 16.5% DCF Retained ($ in millions) 1.2x LP Distribution Coverage Distributions Declared

EPD and AMZ MLP Index Attractive Total Return vs. Other Asset Classes 1 CAGR calculations based upon closing prices ending the last trading day of the 3rd quarter for each period Commodities: S&P World Commodity Index; EPD: Enteprise Products Partners L.P.; Hedge Funds: CS Tremont Hedge Fund; High Yield: Vanguard High Yield US Corporate Fund; IG Bonds: Vanguard Intermediate Term US Investment Grade Fund; MLP Index: Alerian Index; Non-US Equity: MSCI Daily Total Return EAFE Index; REIT: S&P REIT Index; S&P 500: S&P 500 Index; Small Cap Equity: Russell 2000 Index Source: Bloomberg EPD 36.8% EPD 87.0% EPD 58.9% EPD -12.1% EPD -1.2% EPD 35.5% EPD 12.6% EPD 29.3% EPD 16.9% EPD -30.1% EPD 64.7% EPD 32.6% EPD 18.4% EPD 17.5% EPD 17.8%

Non-GAAP Reconciliations

This presentation utilizes the Non-GAAP financial measures of Gross Operating Margin, Adjusted EBITDA and Distributable Cash Flow. In general, we define Gross Operating Margin as operating income before: (i) depreciation, amortization and accretion expense; (ii) non-cash asset impairment charges; (iii) operating lease expenses for which we do not have the payment obligation; (iv) gains and losses from asset sales and related transactions; and (v) general and administrative costs. The GAAP financial measure most directly comparable to Gross Operating Margin is operating income. In general, we define distributable cash flow as net income or loss attributable to Enterprise Products Partners L.P. adjusted for: (i) the addition of depreciation, amortization and accretion expense; (ii) the addition of operating lease expenses for which we do not have the payment obligation; (iii) the addition of cash distributions received from unconsolidated affiliates less equity in income from unconsolidated affiliates; (iv) the subtraction of sustaining capital expenditures and cash payments to settle asset retirement obligations; (v) the addition of losses or subtraction of gains from asset sales and related transactions; (vi) the addition of cash proceeds from asset sales or related transactions; (vii) the return of an investment in an unconsolidated affiliate (if any); (viii) the addition of losses or subtraction of gains on the monetization of derivative instruments recorded in accumulated other comprehensive income (loss), if any, less related amortization of such amount to earnings; (ix) the addition of transition support payments received from El Paso Corporation related to the GulfTerra merger; (x) the addition of net income attributable to the noncontrolling interest associated with the public unitholders of Duncan Energy Partners L.P., less related distributions to be paid to such holders with respect to the period of calculation; and (xi) the addition or subtraction of other miscellaneous non-cash amounts (as applicable) that affect net income or loss for the period. The GAAP measure most directly comparable to Distributable Cash Flow is net cash flows provided by operating activities. We define Adjusted EBITDA as net income or loss minus equity in income of unconsolidated affiliates, plus distributions received from unconsolidated affiliates, interest expense, provision for income taxes and depreciation, amortization and accretion expense. Adjusted EBITDA is commonly used as a supplemental financial measure by management and external users of our financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess: (i) the financial performance of our assets without regard to financing methods, capital structures or historical cost basis; (ii) the ability of our assets to generate cash sufficient to pay interest and support our indebtedness; and (iii) the viability of projects and the overall rates of return on alternative investment opportunities. Since Adjusted EBITDA excludes some, but not all, items that affect net income or loss and because these measures may vary among other companies, the Adjusted EBITDA data presented in this press release may not be comparable to similarly titled measures of other companies. The GAAP measure most directly comparable to Adjusted EBITDA is net cash flows provided by operating activities. Non-GAAP Financial Measures

Non-GAAP Reconciliations

Non-GAAP Reconciliations

Non-GAAP Reconciliations